UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

OPEN LENDING CORPORATION

(Name of Subject Company)

OPEN LENDING CORPORATION

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

68373J104

(CUSIP Number of Class of Securities)

Ben Massey

General Counsel and Corporate Secretary

1501 S. MoPac Expressway, Suite 450

Austin, Texas 78746

(512) 892-0400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Persons Filing Statement)

Copy to:

Randi C. Lesnick

Braden McCurrach

Jones Day

250 Vesey Street

New York, New York 10281

(212) 326-3939

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on June 29, 2026 (together with the exhibits or annexes thereto, and as amended or supplemented from time to time, the “Schedule 14D-9”) by Open Lending Corporation, a Delaware corporation (“Open Lending” or the “Company”). The Schedule 14D-9 relates to the tender offer by Lakers Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and indirect wholly-owned subsidiary of ANV Group Holdings Ltd., a private limited company incorporated under the laws of England and Wales (“ANV” or “Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits or annexes thereto, and as amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Parent with the SEC on June 29, 2026, pursuant to which Purchaser has offered to purchase any and all of the outstanding shares of the Company’s common stock (the “Shares”) at a purchase price of $3.15 per Share, net to the holder thereof, in cash, without interest and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 29, 2026, and in the related Letter of Transmittal, which, together with any amendments or supplements thereto, collectively constitute the “Offer.” Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined in this Amendment have the meanings given to them in the Schedule 14D-9.

Following the initial filing of the Schedule 14D-9 with the SEC, and as of the date of this Amendment, the Company has received certain Complaints and Demand Letters (each as defined below) on behalf of purported Stockholders alleging deficiencies regarding the disclosures contained in the Schedule 14D-9.

On July 1, 2026, a lawsuit by a purported Stockholder of the Company, captioned Moring v. Open Lending Corp. et. al., No. 26-cv-7749, was filed in the United States District Court for the Northern District of Illinois (the “Moring Complaint”), asserting individual claims against the Company and the members of the Open Lending Board (together, the “Defendants”) for materially misleading statements and omissions in the Schedule 14D-9, in violation of Sections 14(d)(4) and 14(e) of the Exchange Act and Rule 14d-9 promulgated thereunder. The Moring Complaint seeks preliminary injunctive relief preventing the Defendants from proceeding with the Offer or taking steps to consummate the transaction until the Company issues corrective disclosures to address the alleged deficiencies in the Schedule 14D-9; rescinding the Merger Agreement or granting rescissory damages; an accounting of damages; and the awarding of costs, including reasonable attorneys’ and expert fees and expenses. On July 7, 2026, a lawsuit by a purported Stockholder of the Company, captioned Williams v. Open Lending Corp. et. al., Index No. 654001/2026, was filed in the Supreme Court of the State of New York, New York County (the “Williams Complaint”), asserting individual claims against the Defendants for negligent misrepresentation and concealment and negligence, in violation of New York common law, based upon information included in or omitted from the Schedule 14D-9. The Williams Complaint seeks preliminary and permanent injunctive relief preventing the Defendants from consummating the transaction until all alleged “material information” is disclosed in the Schedule 14D-9; rescission of the transaction or actual and punitive damages; and an award of fees and expenses, including reasonable attorneys’ fees and expert fees and expenses. On July 8, 2026, a lawsuit by a purported Stockholder of the Company, captioned Thompson v. Open Lending Corp. et. al., Index No. 654026/2026, was filed in the Supreme Court of the State of New York, New York County (the “Thompson Complaint” and together with the Moring Complaint and the Williams Complaint, the “Complaints”), asserting against the Defendants substantially the same claims and seeking the same remedies as the Williams Complaint.

In addition, as of the date of this Amendment, the Company has received certain demand letters (collectively, the “Demand Letters”) alleging deficiencies regarding the disclosures contained in the Schedule 14D-9.

The Company believes that the Complaints and Demand Letters are without merit and that the disclosures originally set forth in the Schedule 14D-9 fully comply with applicable law. However, to moot certain of the purported Stockholders’ disclosure claims, to avoid nuisance, potential expense and delay and to provide additional information to its Stockholders, the Company has determined to voluntarily supplement the Schedule 14D-9 with the disclosures set forth in this Amendment. Nothing herein is or should be deemed to be an admission of the legal merit, necessity or materiality under applicable law of any of the disclosures set forth herein or in the Schedule 14D-9. To the contrary, the Company specifically denies all allegations in the Complaints and Demand Letters, including that any additional disclosure was or is required or material.

It is possible that additional or similar complaints or demand letters may be received by the Company alleging similar or additional disclosure deficiencies between the date of this Amendment and consummation of the Offer. If any such additional or similar complaints or demand letters are received, the Company may not necessarily disclose such events.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

The second full paragraph appearing on page 20 of the Schedule 14D-9, in the section titled “Background of the Offer”, is amended and restated as follows (new language bolded and underlined):

On June 30, 2025, the Company and AmTrust entered into a non-disclosure agreement that did not contain a “standstill” provision.

The first full paragraph appearing on page 25 of the Schedule 14D-9, in the section titled “Background of the Offer”, is amended and restated as follows (new language bolded and underlined):

Of the eight potential counterparties contacted as part of the market check by representatives of FT Partners at the Open Lending Board’s direction, four potential counterparties declined to participate in the Company’s sale process and four potential counterparties, entered into customary non-disclosure agreements with the Company in the first and second week of February 2026 and received access to confidential information. Each of the four non-disclosure agreements entered into contained customary “standstill” provisions that would fall away upon the earlier of (x) 12 months following the execution of the applicable non-disclosure agreement and (y) the date of entry into a definitive agreement relating to a sale of the Company. Additionally, none of the four non-disclosure agreements prohibited the applicable counterparty from discussing a potential sale transaction with the Company’s senior executive officers or the Open Lending Board or from submitting a confidential offer in connection with a potential sale transaction to the Company or the Open Lending Board. No parties other than ANV submitted offers during the market check.

The sixth full paragraph appearing on page 28 of the Schedule 14D-9, in the section titled “Background of the Offer”, is amended and restated as follows (new language bolded and underlined):

Over the course of the next week, counsel to ANV and counsel to the Company continued to negotiate the terms of the merger agreement and ANV worked with its financing partners to prepare debt and equity commitment letters, during which time the Company agreed to certain ANV proposals, including the Company’s withdrawal of its request that ANV take certain regulatory remedial actions (including limitations on divestiture and hold separate obligations) in order to obtain regulatory approval, as a result of ANV’s acceptance of a termination fee equal to 3.5% of equity value, higher materiality thresholds for certain representations and other proposals by the Company as well as the Open Lending Board being fully informed of the regulatory considerations applicable to this transaction.

The fifth full paragraph beginning on page 42 of the Schedule 14D-9, in the section titled “Opinion of Open Lending’s Financial Advisor”, is amended and restated as follows (new language bolded and underlined):

Based on the results of this analysis, FT Partners selected:

i.

an EV / Q1 2026 LTM EBITDA multiple reference range of 5.2x to 8.7x and applied such reference range to Open Lending’s LTM Q1 2026 Adjusted EBITDA of approximately $14.5 million per Open Lending management (“Q1 2026 LTM Adjusted EBITDA”); and

ii.

an EV / 2026E EBITDA multiple reference range of 5.2x to 8.6x and applied such reference range to Open Lending’s estimated 2026 Adjusted EBITDA of approximately $29.7 million per the June 2026 Base Case (“2026E Adjusted EBITDA”).

The second full paragraph and accompanying table appearing on page 43 of the Schedule 14D-9, in the section titled “Opinion of Open Lending’s Financial Advisor”, is amended and restated as follows (new language bolded and underlined):

Selected Precedent Transactions Analysis. Using publicly available information, FT Partners reviewed selected transactions involving businesses that, for purposes of FT Partners’ analysis, were considered similar to Open Lending’s business and which FT Partners, in its professional judgment, considered generally relevant for comparative purposes as transactions involving target companies with similar financial and operating characteristics, providing similar services and serving similar markets as Open Lending. These transactions are collectively referred to in this section as the “selected transactions”:

Target	Buyer	Announce Date	EV/ LTM EBITDA
Newfront Insurance Holdings, Inc.	Willis Towers Watson Public Limited Company	12/2025	21.7x
Sapiens International Corporation, N.V.	Advent International	08/2025	11.4x
MeridianLink, Inc.	Centerbridge Partners	08/2025	37.6x
Esure Group plc	Ageas (UK) Limited	04/2025	14.0x
Buruj Cooperative Insurance Company	The Mediterranean and Gulf Cooperative Insurance and Reinsurance Company	07/2025	27.5x
Lorne Park Capital Partners Inc.	Power Corporation of Canada (TSX:POW); Sagard Holdings UL	06/2025	14.4x
Ethniki Hellenic General Insurance Company	Piraeus Bank	03/2025	11.4x
Argus Group Holdings Limited	Eleos Health, Ltd.	06/2024	6.8x
Ebix, Inc.	Vikas Lifecare Consortium	05/2024	5.3x

National Western Life Group, Inc.	S.USA Life Insurance Company	10/2023	8.4x
Laya Healthcare Limited	AXA Ireland	08/2023	15.8x
Alinma Tokio Marine Company	Arabian Shield Cooperative Insurance Company	12/2022	12.6x
Trean Insurance Group, Inc.	Altaris, LLC	12/2022	11.4x
Net Insurance S.p.A.	Poste Vita S.p.A.; Istituto Bancario del Lavoro S.p.A.	09/2022	7.4x
Assiteca S.p.A.	Howden Broking Group Limited	03/2022	11.5x

The third full paragraph appearing on page 43 of the Schedule 14D-9, in the section titled “Opinion of Open Lending’s Financial Advisor”, is amended and restated as follows (new language bolded and underlined):

FT Partners reviewed EVs of the selected transactions as a multiple of the applicable target companies’ LTM EBITDA as of announcement of the applicable transaction. Based on the results of this analysis, FT Partners selected an EV/LTM EBITDA multiple reference range of 8.6x to 14.3x, representing a range of plus or minus 25% around the median EV/LTM EBITDA multiple of the selected transactions of 11.5x. FT Partners applied this multiple range to Open Lending’s Q1 2026 LTM Adjusted EBITDA of approximately $14.5 million per Open Lending management, which indicated a range of implied per Share prices of $1.74 to $2.42 as compared to the Offer Price of $3.15 per Share.

The first full paragraph appearing on page 44 of the Schedule 14D-9, in the section titled “Opinion of Open Lending’s Financial Advisor”, is amended and restated as follows (new language bolded and underlined):

Discounted Cash Flow Analysis. FT Partners performed a discounted cash flow analysis of Open Lending for the purpose of determining an implied Share price. In doing so, FT Partners calculated the estimated net present value of the unlevered free cash flows that Open Lending was forecasted to generate for the period from July 1, 2026 through December 31, 2030, based on the June 2026

Base Case and terminal values based on a multiple range of 5.2x to 8.7x based on plus or minus 25% around the median EV/Q1 2026 LTM EBITDA multiple reference range as described above in the selected public companies analysis applied to Open Lending’s estimated calendar year 2030 Adjusted EBITDA per the June 2026 Base Case. The unlevered free cash flows and terminal values were discounted to present value as of June 30, 2026 using discount rates ranging from 17% to 23%, which were based on an estimated weighted average cost of capital analysis for Open Lending. FT Partners derived the range of discount rates by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including a beta for the applicable company, as well as certain financial metrics for the United States financial markets generally. This analysis indicated a range of implied per Share prices of $2.68 to $3.91 as compared to the Offer Price of $3.15 per Share.

The second full paragraph appearing on page 44 of the Schedule 14D-9, in the section titled “Opinion of Open Lending’s Financial Advisor”, is amended and restated as follows (new language bolded and underlined):

Additional Information. FT Partners observed certain additional information that was not considered part of FT Partners’ financial analysis with respect to its opinion but was noted for informational purposes, including:

•

the implied premia represented by the Offer Price of $3.15 per Share relative to certain historical trading prices of the Shares, noting that the Offer Price represented a premium of approximately (i) 48% to the closing share price as of June 11, 2026, the second-to-last trading day prior to delivery of FT Partners’ opinion (the “Reference Date”), of $2.13, (ii) 17% to the 52-week high share price as of the Reference Date of $2.70, (iii) 168% to the 52-week low share price as of the Reference Date of $1.18, (iv) 53% to the volume weighted average share price (“VWAP”) for the 30 preceding trading days prior to the Reference Date of $2.06, (v) 67% to the VWAP for the 60 preceding trading days prior to the Reference Date of $1.89, (vi) 84% to the VWAP for the 90 preceding trading days prior to the Reference Date of $1.71 and (vii) 88% to the VWAP for the 180 preceding trading days prior to the Reference Date of $1.68;

•

the most recent price targets for the Shares, as provided by equity research analysts at four firms as shown in the table below, noting that such price targets ranged from $1.70 to $3.50 per Share, with an average price target of approximately $2.55 per Share; and

Analyst Firm	Price Target
Canaccord Genuity LLC	$2.00
D.A. Davidson Companies	$3.00
Northland Capital Markets	$3.50
Jefferies Group LLC	$1.70

•

publicly available information relating to 38 completed public M&A control transactions announced during the six years preceding the Reference Date, in each case, involving target companies headquartered in the United States with EVs between $100 million and $5.0 billion in the financial services, insurance and software sectors. FT Partners reviewed the acquisition premia for these transactions based on the percentage premium/discount ultimately paid over each target’s stock price 1-trading day, 1-week and 4-weeks prior to the initial public announcement of the applicable transaction and observed that the median premia/discounts observed for the selected transactions were (i) 22% 1-trading day prior to announcement, (ii) 22% 1-week prior to announcement and (iii) 28% 4-weeks prior to announcement. Applying the median premia for the selected transactions 1-week and 4-weeks prior to announcement to Open Lending’s share price at such times prior to the Reference Date resulted in an illustrative implied price per share ranging from (i) $2.33 4-weeks prior (using the unaffected share price of $1.83 per Share on May 14, 2026) to (ii) $2.73 1-week prior (using the unaffected share price of $2.24 per Share on June 4, 2026).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPEN LENDING CORPORATION

By:	/s/ Jessica Buss
Name:	Jessica Buss
Title:	Chief Executive Officer

Date: July 20, 2026